Exhibit No. 12

RPM

RATIO OF EARNINGS TO FIXED CHARGES

Periods Ended May 31, 2012 through May 31, 2016 and February 28, 2017

	Nine Months Ended	Year Ended May 31,
	February 28, 2017	2016	2015	2014	2013	2012
Ratio of Earnings to Fixed Charges [1]	1.70	5.36	5.29	5.34	2.86	4.84

[1] Calculated as follows:	(income before income taxes) + (fixed charges)
(fixed charges)

Fixed charges consist of interest expense, amortized expenses related to debt and an estimate of the interest portion of rental expense.

	Nine Months Ended	Year Ended May 31,
(All numbers in thousands)	February 28, 2017	2016	2015	2014	2013	2012
Income before income tax	58,615	483,466	453,253	424,487	176,891	328,289
Fixed charges	84,095	110,851	105,549	97,918	95,346	85,579
Total	142,710	594,317	558,802	522,405	272,237	413,868